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April 18, 2011

Via EDGAR Transmission

John Grzeskiewicz
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Bennett Group Master Funds
File No. 811-22547

Dear Mr. Grzeskiewicz:

On behalf of the Bennett Group Master Funds (the “Registrant” or the “Trust”), the following are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), provided via telephone by John Grzeskiewicz to Alexander Smith on April 14, 2011, with respect to the Registrant’s initial Registration Statement on Form N-1A (the “Registration Statement”), which was filed on April 8, 2011 pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”).  Each comment from the Staff is summarized below, followed by the Registrant’s response to the comment.

The comments provided to the Registrant by the Staff focus on the investment by each series of the Registrant (each, a “Master Fund”) of up to 25% of its assets in a corresponding, wholly owned subsidiary (each, a “Cayman Subsidiary”) to gain limited exposure to commodity markets in a tax efficient manner.  Each Cayman Subsidiary exists solely as a conduit to enable the corresponding Master Fund to invest its assets in a more tax-efficient manner.  The Staff has acknowledged that the use of an offshore vehicle is a common and acceptable practice in the fund industry (see, e.g., No-action Letters to South Asia Portfolio (Mar. 12, 1997) and to Fidelity Select Portfolio (Apr. 29, 2008)).  As explained in more detail in this response letter, the Registrant respectfully submits that the Staff’s comments to the Registrant do not comport with the comments that have previously been provided by the Staff to other registered investment companies that use similar offshore vehicles for tax efficiency purposes.

GENERAL COMMENTS

1.           Comment: It is requested that each Cayman Subsidiary comply voluntarily with certain provisions of the 1940 Act and rules promulgated thereunder, including the following:
A.	Rule 35d-1 (the “Names Rule”)
B.	Section 15, relating to the form and approval of its investment advisory agreement
C.	Section 10(a), relating to composition of the board of directors (i.e., inclusion of independent directors)
D.	Section 16, relating to changes in the board of directors
E.	Recitation of policies in conformity with Section 8(b)(1)

John Grzeskiewicz
April 18, 2011

Response:

A.           Names Rule.  The Cayman Subsidiaries will not comply with the Names Rule because they are not required to be registered as investment companies under the 1940 Act.  The Registrant respectfully contends that the names of the Cayman Subsidiaries do not implicate the policies underlying the Names Rule because the names are not deceptive or misleading to their sole shareholders, the Master Funds (or to the ultimate public shareholders of the Feeder Funds (defined below)).  Moreover, the names of the Cayman Subsidiaries are not, and need not be, identified in the Master Funds’ prospectus.  The prospectus of each Master Fund and corresponding series of the Bennett Group of Funds that will invest in the Master Fund (each, a “Feeder Fund”) discloses that each Master Fund will invest in a separate Cayman subsidiary because investment in the Cayman Subsidiary, to gain exposure to the commodity markets in a tax efficient manner, could be viewed as a principal investment strategy.  The Registrant believes that inclusion of the Cayman Subsidiary’s actual name would serve no purpose.  We also note that the names of the Master Funds and Feeder Funds each comply with the Names Rule, so the Registrant does not consider any investor protections to be compromised.

B.           Section 15.  The Cayman Subsidiaries will not comply with every provision of Section 15 of the 1940 Act relating to the form and approval of their investment advisory agreements.  In general, Section 15 was enacted in order to give fund shareholders a voice in approving fund advisory contracts, to prevent trafficking in advisory contracts, and to allow the independent directors of a fund to prevent overreaching by the fund’s adviser with respect to the terms of the advisory contracts, including with respect to the advisory fees.  Each advisory agreement between Bennett Group Financial Services, LLC (“BGFS”) and a Cayman Subsidiary will be in writing and will precisely describe the compensation to be paid to BGFS.  In addition, the amount of the advisory fee to be paid to BGFS under each agreement cannot be increased without the prior approval of the Board of Directors of the Cayman Subsidiary, nor could BGFS be replaced with another manager without prior approval by the Master Fund.  The agreement will not, however, be subject to an annual renewal process under Section 15(a)(2) and Section 15(c) of the 1940 Act, and the Boards of the Cayman Subsidiaries did not approve the agreements at an in person meeting that was held for that purpose.  (Please note our response below concerning compliance with Section 10).  We also note that the advisory agreement between BGFS and each Cayman Subsidiary will be presented to the Board of the Registrant for ratification.

The Cayman Subsidiaries are not required to be registered as investment companies under the 1940 Act, and the Registrant respectfully contends that the purposes underlying Section 15 of the 1940 Act are not implicated by the Master Funds’ use of the Cayman Subsidiaries, for the following reasons: (1) each Master Fund will be the sole beneficial owner of the applicable Cayman Subsidiary and will control the decision-making process of the Cayman Subsidiary – the Master Fund will have a voice in its operations; (2) the Board of Trustees of the Registrant can, at any time, require the withdrawal of the assets of a Master Fund from its Cayman Subsidiary; (3) the advisory agreement between BGFS and each Cayman Subsidiary includes a provision that allows the Master Fund, as the holder of the Cayman Subsidiary’s outstanding voting securities, to terminate the agreement on sixty days’ written notice; and (4) the investment advisory agreement between BGFS and the Registrant includes a provision stating that, to the extent a Master Fund invests its assets in Cayman Subsidiary, BGFS shall not collect the portion of the advisory fee that the BGFS would otherwise be entitled to collect from the Master Fund, in an amount equal to 100% of the advisory fee that the BGFS receives from such Cayman Subsidiary.  In addition, as part of the annual renewal process for BGFS’s investment advisory agreement with each Master Fund, BGFS will provide to the Board of Trustees of each Master Fund a copy of the advisory agreement between BGFS and each Cayman Subsidiary, and BGFS will discuss the quality of the services that it has provided under that agreement (e.g., the nature of its services, and its performance).  Registrant takes the position that the Registrant’s Board of Trustees should consider BGFS’s performance in that regard in light of BGFS’ allocation of a portion of a Master Fund’s assets to its Cayman Subsidiary.  We also note that it is our understanding that other registered investment companies with Cayman subsidiaries were not required to comply with Section 15 of the 1940 Act.

John Grzeskiewicz
April 18, 2011

C.           Section 10.  The Cayman Subsidiaries will not comply with Section 10(a) of the 1940 Act relating to the composition of its Board of Directors because the Cayman Subsidiaries are not required to be registered as investment companies under the 1940 Act, and the Master Fund would not be provided with any added protections by virtue of having independent directors on the Boards of the Cayman Subsidiaries.  The 1940 Act requires registered investment companies to have a particular amount of independent directors to police conflicts of interest as a general matter and take specific actions (e.g., select independent accountants, and approve and renew advisory contracts).  To avoid additional complexity and expense, officers of the Trust will serve as the Board of Directors of each Cayman Subsidiary.  The officers of the Trust serve at the pleasure of the Board of Trustees of the Registrant.

Material changes in the operations or structure of a Cayman Subsidiary, which would be presented to the Board of the Cayman Subsidiary for approval, will be reviewed, evaluated and approved by persons who are directly accountable to the Board of Trustees of the Registrant (and more than a majority of the members of the Board of the Registrant are independent persons consistent with Section 10 of the 1940 Act).  We also note that many of the specific functions to be performed by independent directors would in essence be performed by the Independent Trustees of the Trust (e.g., the independent auditors of the Trust, as selected by the Registrant’s Independent Trustees, will also audit the Cayman subsidiaries’ financial statements, which will be consolidated with those of the Master Funds).    Finally, we note that it is our understanding that other registered investment companies with Cayman subsidiaries were not required to comply with Section 10 of the 1940 Act.

D.           Section 16.  The Cayman Subsidiaries generally will comply with Section 16 of the 1940 Act relating to the election of the Directors of the Cayman Subsidiaries as if the Cayman Subsidiary was a registered investment company.  The Directors of each Cayman Subsidiary, however, initially were appointed pursuant to a written resolution of the original subscriber to the Memorandum of Association establishing each Cayman Subsidiary.  In addition, changes in the identity of the Directors of the Cayman Subsidiaries, and any vacancy to be filled on their Boards of Directors, would be approved by the corresponding Master Fund.

The shareholders of the Master Fund would not, however, vote for the election of the Directors of any Cayman subsidiary.  The Master Fund’s shareholders would not be provided with any added protections by virtue of voting to elect the Directors of the Cayman Subsidiaries.  We also note that it is our understanding that other registered investment companies with Cayman subsidiaries were not required to provide shareholders of the investing funds with responsibility to elect the directors of the Cayman subsidiaries.

E.           Section 8(b)(1).  The Cayman Subsidiaries will not comply with the disclosure requirements of Section 8(b)(1) because they are not required to be registered as investment companies under the 1940 Act.  The Registrant believes that the recitation of policies under Section 8 of the 1940 Act is not warranted because each Cayman Subsidiary has been created solely to provide exposure for the applicable Master Fund to commodity-related investments in a tax efficient.  Further, each Cayman Subsidiary will comply with Section 18(f) as if it were an investment company registered under the 1940 Act, and the each Cayman Subsidiary will not be used to evade Section 8(b)(1)(F) as it is applicable to the corresponding Master Fund.

John Grzeskiewicz
April 18, 2011

2.           Comment:  In the future, for each publicly offered fund that invests in a Cayman Subsidiary, present the expenses of the Cayman Subsidiary as a separate line item in the financial statements of such publicly offered fund.

Response:  Each Cayman Subsidiary’s financial statements will be consolidated with the applicable Master Fund’s financial statements.  The Subsidiary’s expenses will not, however, be separately listed in the Master Fund’s annual reports to shareholders.  Nevertheless, in the future, if any publicly offered fund invests directly in a Cayman Subsidiary, such publicly offered fund will undertake to present the expenses of the Cayman Subsidiary as a separate line item in its financial statements.

3.           Comment:  It is requested that each Cayman Subsidiary consent to the service of process of it by the Commission and consent to the examination of its books and records by the Commission.

Response:  Each Cayman Subsidiary will voluntarily consent to the examination of its books and records by the Commission.  However, because each Cayman Subsidiary has been established pursuant to the laws of the Cayman Islands and is not registered as an investment company under the 1940 Act, each Cayman Subsidiary has determined that this it is not appropriate for it to consent to the service of process of it by the Commission.

4.           Comment:  It is requested that the Board of Directors of each Cayman Subsidiary separately sign all post-effective amendments to the Registrant’s registration statement.

Response:  In light of the Registrant’s response in paragraph 1.C. above and because the Registrant has a common Trustee/Director with the Cayman Subsidiaries that is already a signatory to the Registrant’s registration statement (Dawn J. Bennett), the Cayman Subsidiaries respectfully declines to comply with this request to separately sign all post-effective amendments to the Registrant’s registration statement.

*           *           *

The Registrant acknowledges that:  (i) it is responsible for the adequacy of the disclosure in its filings; (ii) the Commission is not foreclosed from taking any action with respect to the filing; (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

In addition, the Registrant acknowledges that the Division of Enforcement has access to all information that the Registrant has provided to the Staff of the Division of Investment Management in connection with the Staff’s review of your filing or in response to the Staff’s comments on the Registrant’s filing.

Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

                                                                                                                      /s/ Alison M. Fuller
Alison M. Fuller, Esq.

John Grzeskiewicz
April 18, 2011

cc:	Stuart W. Rogers
Bennett Group Financial Services
Murray L. Simpson, Esq.
O’Melveny & Myers, LLP
Bruce G. Leto, Esq.
Jonathan M. Kopcsik, Esq.

Alexander F. Smith, Esq.